SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

May 16, 2007

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated May 16, 2007 (Sumitomo Metals Decides to Pay Dividends)

Very truly yours,

M. Hoshi.

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

May 16, 2007

Sumitomo Metals Decides to Pay Dividends

Sumitomo Metal Industries, Ltd. decided at a meeting of its board of directors held on May 16, 2007 to pay dividends with March 31, 2007 as the record date .

Specifics of Dividends

	Determined dividend	Latest dividend forecast (announced on April 27, 2007)	Previous fiscal year (year ended March 31, 2006)
Record date	March 31, 2007	March 31, 2007	March 31, 2006
Dividend per share	JPY4.5	JPY4.5	JPY4.5
Total dividend	20,883 Million yen	—	21,611 Million yen
Payment date	June 4, 2007	—	June 28, 2006
Source of dividend	Retained earnings	—	Retained earnings

Reference: Breakdown of Full-Year Dividends

Record date	Dividend per share		
	End of interim period (September 30, 2006)	End of fiscal year (March 31, 2007)	Full-year
Current fiscal year (ended March 31, 2007)	JPY3.5	JPY4.5	JPY8.0
Previous fiscal year (ended March 31, 2006)	JPY2.5	JPY4.5	JPY7.0

END